Exhibit 99.1

Bullish Reports Second Quarter 2026 Results

●	Q2’2026 Digital asset sales of $32.6 billion and Net income (loss) of $(280.0) million

●	Q2’2026 Adjusted revenue of $92.6 million and Adjusted EBITDA of $29.5 million

Cayman Islands, August 13, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced financial results for the second quarter ended June 30, 2026.

Tom Farley, CEO: “The nearly $300 trillion global securities market is moving onto public blockchains. Bullish is excited to work with issuers to make this happen in a way that accrues to their benefit. Upon close of the proposed Equiniti transaction, Bullish will assemble the complete offering for the issuance, listing, trading and tracking of issuer-sponsored tokens.”

Dave Bonanno, CFO: "Our diversified model delivered again this quarter: record subscription, services and other revenue of $62.7 million drove adjusted revenue up 62% year over year, more than offsetting a softer trading market. That is our cross-sell engine at work, clients arrive through CoinDesk and Consensus and expand across data, indices, liquidity, and the exchange."

Q2 2026 Financial Highlights

All amounts compared to Q2 2025

-	Digital asset sales were $32.6 billion vs. $58.6 billion

-	Net income (loss) was $(280.0) million vs. $108.3 million equivalent to $(1.78) vs. $0.93 per diluted share

-	Adjusted revenue (non-IFRS) was $92.6 million vs. $57.0 million

-	Adjusted transaction revenue (non-IFRS) was $29.9 million vs. $24.1 million

-	Adjusted EBITDA (non-IFRS) was $29.5 million vs. $8.1 million

-	Adjusted net income (non-IFRS) was $14.3 million vs. $(6.0) million

Q2 2026 Key Business Metrics

Business Highlights

-	Equiniti Deal Progress: Equiniti acquisition on track and subject to customary closing conditions and regulatory approvals, expected to close in early 2027 with momentum building

-	Continued Momentum in SS&O Revenue: Steady SS&O revenue despite macroeconomic headwinds underpinned by renewed strength in liquidity services

-	Tier-1 CoinDesk Index Adoption: Morgan Stanley launched BTC, ETH, and SOL exchange traded products using CoinDesk’s benchmarks and attracted more than $400m in Q2 inflows

-	Increased Regulatory Footprint: Received approval from the Gibraltar Financial Services Commission (GFSC) for tokenized securities as one of the first fully regulated venues to offer secondary trading in issuer-sponsored tokenized securities

-	Record Consensus Event: Delivered on landmark Consensus Miami event, with both Hong Kong and Miami events bringing together 26,000+ attendees, ~10,000 companies, 500+ speakers, and 250+ institutional sponsors

Refining Full Year 2026 Guidance

Management's refined guidance for the full year 2026 is as follows:

The refined guidance is provided given our first-half performance and improved visibility

-	Subscription, services & other revenue (non-IFRS) of $225.0 million to $245.0 million

-	Adjusted operating expenses (non-IFRS) of $225.0 million to $230.0 million

-	Finance expense of $52.0 million to $60.0 million

Conference Call Webcast and Q&A Information

Bullish will host a call to discuss its results at 8:30 a.m. ET on August 13, 2026. The live webcast can be accessed at investors.bullish.com, along with supplemental slides. Following the call, a replay and transcript will be available at investors.bullish.com.

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish

Non-IFRS financial measures and key performance indicators

This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards (“IFRS”). These non-IFRS financial measures are “adjusted transaction revenue,” “subscription, services and other revenue,” “adjusted revenue,” “adjusted net income / (loss)” and “adjusted EBITDA,” “gross liquid assets” and “net liquid assets”, and “adjusted operating expense.” These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the section “Reconciliation of Non-IFRS Measures” for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter “adjusted transaction revenue,” “subscription, services & other revenue,” “adjusted revenue,” “adjusted operating expense,” “adjusted EBITDA,” and “adjusted net income” to their most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicted without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “will,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to the acquisition of Equiniti, the status of pending regulatory approvals and integration efforts, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies; our expected financial or operating performance, including for the upcoming fiscal quarter and fiscal year end; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; the breadth and timing of onchain adoption; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization and the growth and adoption of tokenized securities and blockchain technology; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to the satisfaction of the conditions to closing the acquisition of Equiniti in the anticipated timeframe or at all; the failure to obtain necessary regulatory approvals; the ability to realize the anticipated benefits of the combination; the ability to successfully integrate the business; litigation or regulatory actions related to the acquisition and combination; disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations; the costs or expenditures associated therewith; intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets, tokenization and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled “Risk Factors” in our 20-F dated March 9, 2026 filed with the Securities and Exchange Commission (“SEC”), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

Definitions of Certain Metrics

●

Adjusted transaction revenue is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transaction revenue as (i) the portion of “Digital asset sales”, as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the “Cost of digital assets derecognized” excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported “Change in fair value of digital assets held, net”), plus (iv) transaction income (included within reported “Other revenues”), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

●

Adjusted revenue is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk Data & Indices and CoinDesk Media & Events, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk Data & Indices and CoinDesk Media & Events.

●	Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:

○	digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;

○	gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;

○	certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;

○	provision for or benefit from income tax and finance expenses;

○	change in fair value of derivatives and financial liability at FVTPL;

○	the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;

○	certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees’ unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and

○	the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the “Revaluation of digital assets held as investments” under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

●	Adjusted EBITDA Less Capex is Adjusted EBITDA excluding funds used to acquire, upgrade, or maintain physical assets such as property, plants, buildings, technology, or equipment.

●

Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

●

Adjusted operating expense is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items are Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted operating expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

●

Subscription, services & other revenue is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within “Revaluation of digital assets held as investments”). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

●

Trading volume represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

●	Average daily volume represents the total Trading volume for the applicable period divided by the number of trading days in such period.

●

Average trading spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform.

●

Gross liquid assets is defined as the sum of (i) Digital assets held — inventories, (ii) Digital assets held — intangible assets, (iii) Digital assets held — financial assets, (iv) Loans and other receivables — digital assets, (v) Investments in financial assets, and (vi) Cash and cash equivalents.

●	Net liquid assets is defined as Gross liquid assets, reduced by (i) Digital assets held — inventories, (ii) the portion of Digital assets held — financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (vi) Digital assets loan payable.

●	Adjusted Diluted Earnings Per Share “EPS” is defined as Adjusted Net Income divided by Adjusted Diluted Weighted Average Shares Outstanding. The numerator, Adjusted Net Income, is defined above. The denominator, Adjusted Diluted Weighted Average Shares Outstanding, is calculated as the basic weighted average shares of common stock outstanding determined in accordance with IFRS, plus the assumed exchange of all outstanding Participating Securities into shares of diluted weighted average shares outstanding. This adjustment reflects the fully diluted capital structure of the Company by including all equity-linked instruments that have economic participation rights. Adjusted Diluted EPS has limitations as an analytical tool and should not be considered in isolation or as a substitute for diluted earnings per share calculated in accordance with IFRS.

●	Adjusted Fully Diluted WA Shares Outstanding is defined as Ordinary shares outstanding plus (i) the vested and unvested portion of BMC1 Class A and Class B shares as converted into Ordinary shares (ii) the vested and unvested portion of outstanding options assuming all options are exercised for Ordinary shares (iii) the vested and unvested portion of RSU's outstanding that have not yet been delivered less (iv) the number of Ordinary shares Bullish would be able to repurchase at market price with the proceeds from the exercise of vested and unvested options.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE three and six months ended June 30, 2026 and 2025

(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except per share data)	2026	2025	2026	2025
Digital assets sales	$32,585,087	$58,630,645	$84,397,834	$138,866,802
Cost of digital assets derecognized	(32,569,561)	(58,615,273)	(84,362,303)	(138,824,914)
Other revenues	64,951	32,292	122,433	52,596
Change in fair value of digital assets held, net	(244,614)	68,409	(804,198)	(178,353)
Net spread related income and change in fair value of perpetual futures on the Exchange	(98)	(1,989)	(63)	(5,691)
Change in fair value of investment in financial assets	(30,578)	86,359	(122,951)	14,549
Administrative expenses	(56,268)	(43,017)	(104,548)	(90,203)
Other expenses	(32,513)	(17,362)	(78,043)	(32,425)
Finance expense	(14,459)	(13,291)	(28,547)	(23,531)
Change in fair value of derivatives	22,383	(2,379)	91,580	(2,379)
Change in fair value of financial liability at FVTPL	(4,300)	(15,250)	4,200	(16,150)
Income/(loss) before income tax	$(279,970)	$109,144	$(884,606)	$(239,699)
Income tax benefit/(expense)	(4)	(876)	(230)	(655)
Net income/(loss)	$(279,974)	$108,268	$(884,836)	$(240,354)

Attributable to:
Owners of the Group	(270,193)	107,513	(851,906)	(236,481)
Non-controlling interests	(9,781)	755	(32,930)	(3,873)
Net income/(loss)	$(279,974)	$108,268	$(884,836)	$(240,354)

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments	30,210	478,689	3,574	378,786
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	(8,500)	(4,350)	5,750	1,700

Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(62)	1,591	(364)	2,134

Total comprehensive income/(loss)	$(258,326)	$584,198	$(875,876)	$142,266

Attributable to:
Owners of the Group	(250,774)	576,422	(844,677)	140,104
Non-controlling interests	(7,552)	7,776	(31,199)	2,162
Total comprehensive income/(loss)	$(258,326)	$584,198	$(875,876)	$142,266

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	151,684	113,215	151,417	113,215
Diluted	151,684	115,951	151,417	113,215
Earnings/(Loss) per share
Basic	$(1.78)	$0.95	$(5.63)	$(2.09)
Diluted	$(1.78)	$0.93	$(5.63)	$(2.09)

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF June 30, 2026 AND December 31, 2025

(In thousands)

($ in thousands)	June 30, 2026	December 31, 2025

ASSETS
Non-current assets
Goodwill	$62,648	$63,062
Other intangible assets	29,978	31,104
Property and equipment and right-of-use assets	27,541	28,369
Deferred tax assets	2,823	2,865
Other assets	26,074	21,311
Restricted cash	5,817	5,727
Total non-current assets	$154,881	$152,438

Current assets
Digital assets held - inventories	$139,131	$206,178
Digital assets held - intangible assets	1,133,596	1,537,071
Digital assets held - financial assets	952,626	1,037,915
Loan and other receivables - digital assets	269,111	446,481
Derivative financial instruments	—	—
Investments in financial assets	226,237	404,144
Other assets	64,687	47,502
Customer segregated cash	52,724	20,044
Restricted cash	17,106	16,839
Cash and cash equivalents	86,614	87,892
Total current assets	$2,941,832	$3,804,066

Total assets	$3,096,713	$3,956,504

LIABILITIES
Non-current liabilities
Borrowings from related parties	$495,650	$505,600
Convertible redeemable preference shares	—	—
Digital assets loan payable	2,916	5,267
Lease liabilities	13,064	14,378
Deferred tax liabilities	1	18
Other payables	—	3,000
Total non-current liabilities	$511,631	$528,263

Current liabilities
Customer segregated cash liabilities	$52,724	$20,044
Borrowings	11	49,982
Digital assets loan payable	66	334
Lease liabilities	6,446	5,524
Other payables	61,697	54,028
Derivative financial instruments	4,108	—
Total current liabilities	$125,052	$129,912

Total liabilities	$636,683	$658,175

Net assets	$2,460,030	$3,298,329

EQUITY
Share capital and share premium	$5,124,909	$5,110,063
Option premium on convertible redeemable preference shares	—	—
Reserves	414,108	774,224
Accumulated deficit	(3,123,985)	(2,668,100)
Total shareholders' equity attributable to the owners of the Group	$2,415,032	$3,216,187

Non-controlling interests	44,998	82,142

Total equity	$2,460,030	$3,298,329

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE three and six months ended June 30, 2026 and 2025

(In thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income/(loss)	$(279,974)	$108,268	$(884,836)	$(240,354)
Adjustments for:
Interest income	(4,818)	(3,394)	(10,504)	(6,026)
Debt interest expense	14,193	13,013	27,970	23,000
Lease interest expense	266	278	577	531
Net foreign exchange loss	—	218	—	(44)
Share-based payments expenses	5,031	3,256	10,634	8,389
Depreciation of property and equipment and right-of-use assets	1,480	1,632	3,150	3,130
Amortization of other intangible assets	558	557	1,115	1,173
Impairment of right-of-use asset	—	—	591	—
(Gain)/loss from revaluation of digital assets and other investments in financial assets at FVTPL, net	71,610	(159,120)	298,029	17,364
Change in fair value of financial liability at FVTPL	4,300	15,250	(4,182)	16,150
Impairment losses of digital assets	180,833	6,731	540,042	148,819
Operating cash flows before changes in operating assets and liabilities	(6,521)	(13,311)	(17,414)	(27,868)

Decrease/(increase) in other assets	(16,139)	1,835	(37,876)	3,019
Decrease/(increase) in deferred tax assets	171	(163)	41	(431)
Decrease/(increase) in digital assets held - inventories	(12,676)	(9,464)	(6,671)	273,380
Decrease/(increase) in digital assets held - financial assets	520,943	(560,705)	202,933	(825,304)
Decrease/(increase) in digital assets held - loan receivable	(484,328)	596,379	(92,724)	593,256
Increase/(decrease) in other payables	14,590	2,165	21,010	(5,273)
Increase/(decrease) in customer segregated cash liabilities	(2,916)	(2,460)	32,680	(2,244)
Increase/(decrease) in deferred tax liabilities	(17)	(4)	(16)	6
Interest received	3,779	2,733	5,846	4,885

Net cash provided by/(used in) operating activities	16,886	17,005	107,809	13,426

Cash flows from investing activities
Purchase of investment in financial assets	—	—	(6,449)	(1,275)
Proceeds on investment in financial assets	4,163	—	4,163	—
Purchase of property and equipment	(635)	(54)	(1,047)	(250)
Proceeds on disposal of property and equipment	9	—	29	—
Purchase of digital assets held - intangible assets	—	(173)	(907)	(41,664)
Proceeds on disposal of digital assets held - intangible assets	895	—	5,240	30,448

Net cash used in investing activities	4,432	(227)	1,029	(12,741)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,527	—	3,876	—
Interest paid	(14,193)	(10,399)	(27,970)	(20,639)
Proceeds from loans	—	100,000	—	174,300
Repayment of loans	—	(100,000)	(50,000)	(149,300)
Repayment on lease liabilities	(1,729)	(1,532)	(2,855)	(2,863)

Net cash provided by/(used in) financing activities	(13,395)	(11,931)	(76,949)	1,498

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash	7,923	4,847	31,889	2,183
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period	154,535	52,888	130,502	55,783
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash	(197)	124	(130)	(107)
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period	$162,261	$57,859	$162,261	$57,859

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash	52,724	4,138	52,724	4,138
Restricted cash	22,923	18,161	22,923	18,161
Cash and cash equivalents	86,614	35,560	86,614	35,560
Total cash and cash equivalents, customer segregated cash and restricted cash	$162,261	$57,859	$162,261	$57,859

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities	—	752	—	3,467
Purchase of digital assets held - intangible assets	(4,678,154)	(23,617,796)	(8,074,124)	(35,764,843)
Proceeds on disposal of digital assets held - intangible assets	4,703,795	23,660,499	8,123,895	35,478,545
Digital asset loan receivables made, net	601,766	(4,335)	86,910	28,137
Digital asset pledged as collateral made, net	—	(4,162)	98,452	79,974
Interest Received in Digital Assets	639	—	1,601	—
Purchase of investment in financial assets via USDC	—	—	—	(10,116)
Prepayment on intangible assets (made)/returned, net	(9,998)	2,036	(17,364)	2,036
Non-cash purchase of investment	—	—	(6,770)	—
Non-cash proceeds of sales of investments	38,475	—	159,315	—
Interest paid in digital assets	(4,923)	(2,892)	(9,606)	(2,892)
Proceeds from borrowings via digital assets	1,397,562	1,649,361	2,364,403	2,326,320
Repayment from borrowings via digital assets	(1,392,781)	(1,630,389)	(2,355,744)	(2,303,147)
Proceeds from digital assets loan payable via digital assets	101,122	132,189	256,050	216,743
Repayments from digital assets loan payable via digital assets	(101,778)	(180,466)	(256,002)	(215,362)

Non-IFRS Measures Summarized

In US$ thousands

	Six months ended
	June 30,	June 30,
($ in thousands)	2026	2025
Non-IFRS Financial Measures
Adjusted transaction revenue	$67,914	$66,114
Adjusted revenue	$185,423	$119,401
Adjusted EBITDA	$64,690	$21,246
Adjusted Net Income	$34,611	$(3,782)
Adjusted Opex	$120,733	$98,155

	Period ended
	June 30,	December 31,
($ in thousands)	2026	2025
Gross Liquid Assets	$2,807,315	$3,719,681
Net Liquid Assets	$2,101,571	$2,859,701

Reconciliation of Non-IFRS Measures

In US$ thousands

($ in thousands)	Six months ended
	June 30,	June 30,
Adjusted Transaction Revenue and Adjusted Revenue	2026	2025
Digital assets sales	$84,397,834	$138,866,802
Digital asset sales on venues other than Exchange	-	(333,933)
Digital asset sales - on our Exchange	$84,397,834	$138,532,869
Cost of digital assets derecognized - on our Exchange	(84,362,303)	(138,490,874)
Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange	27,472	28,863
Transaction income	4,974	947
Net spread related income and change in fair value of perpetual futures	(63)	(5,691)
Adjusted Transaction Revenue	$67,914	$66,114
Subscriptions and services revenue	117,459	51,649
Change in fair value of investment in financial assets	—	—
Revaluation of digital assets held as investments	50	1,638
Adjusted Revenue	$185,423	$119,401

Adjusted EBITDA and Adjusted Net Income

Net Income/(loss)	$(884,836)	$(240,354)
Adjusted to exclude the following:
Digital asset sales on venues other than Exchange	-	(333,933)
Cost of digital assets derecognized on other venues	-	334,040
Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers	216,177	92,430
Income tax expense	230	655
Finance expense	28,547	23,531
Employee share-based payment expenses	10,634	8,389
Other share-based payment expenses	23,029	-
Change in fair value of loan and other receivables - digital assets	85,379	(33,558)
Change in fair value of digital assets loan payable	(2,369)	(475)
Change in fair value of derivatives	(91,580)	2,379
Change in fair value of financial liability at FVTPL	(4,200)	16,150
Change in fair value of investments in financial assets	122,951	(14,549)
Impairment losses of digital assets held - intangible assets	532,483	148,819
Impairment of right-of-use assets	591	-
Impairment of digital assets	8,239	-
Non-recurring expenses	17,824	14,498
Depreciation and amortization	1,541	1,586
Adjusted to include the following:
Revaluation of digital assets held as investments	50	1,638
Adjusted EBITDA	$64,690	$21,246

Finance expense	(28,547)	(23,531)
Depreciation and amortization	(1,541)	(1,586)
Tax effect of adjusted net income before taxes	9	89
Adjusted Net Income	$34,611	$(3,782)

Note - Figures presented may not sum precisely due to rounding.

Gross and Net Liquid Assets

In US$ thousands

($ in thousands)	June 30, 2026	December 31, 2025
Digital assets held - inventories	$139,131	$206,178
Digital assets held - intangible assets	1,133,596	1,537,071
Digital assets held - financial assets (on Exchange)	59,976	84,993
Digital assets held - financial assets (off Exchange)	892,650	952,922
Loan and other receivable	269,111	446,481
Investments in financial assets	226,237	404,144
Cash and cash equivalents	86,614	87,892
Gross Liquid Assets	$2,807,315	$3,719,681

(-) Digital assets held - inventories	(139,131)	(206,178)
(-) Digital assets held - financial assets (on Exchange)	(59,976)	(84,993)
(-) Digital assets loan payable	(2,982)	(5,601)
(-) Borrowings	(11)	(49,982)
(-) Borrowings from related parties	(495,650)	(505,600)
(-) Cash on the Exchange	(7,994)	(7,626)
Net Liquid Assets	$2,101,571	$2,859,701

Note - Figures presented may not sum precisely due to rounding.

Reconciliation of Adjusted Operating Expense

In US$ thousands

($ in thousands)	Six months ended
	June 30,	June 30,
IFRS Core Operating Expense to Adjusted Operating Expense	2026	2025
IFRS Core Operating Expense	$182,591	$122,628

Adjusted for
Employee stock-based compensation expense	10,634	8,389
Other stock-based compensation expense	23,029	-
Non-recurring expenses - legal and professional fees	15,573	12,383
Non-recurring expenses - compensation and benefits	1,842	2,115
Non-recurring expenses - other	409	-
Depreciation and amortization expense	1,541	1,586
Impairment of right-of-use assets	591	-
Impairment of digital assets	8,239	-

Adjusted Operating Expense	$120,733	$98,155

Note - Figures presented may not sum precisely due to rounding.